Exhibit 2

FOR IMMEDIATE RELEASE	1 May 2018

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified today that Mr Roberto Quarta, Executive Chairman of WPP plc, purchased 10,000 WPP American Depositary Shares (ADSs) in WPP at a price of $85.8087 per ADS on 30 April 2018. Mr Quarta’s holding in WPP is now the equivalent of 87,500 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204
Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

END